SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549
_______________

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 7)

ENERGY PARTNERS, LTD.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

29270U303
(CUSIP Number)

Steven J. Pully
Carlson Capital, L.P.
2100 McKinney Avenue, Suite 1800
Dallas, TX 75201
(214) 932-9600

with a copy to
David E. Rosewater
Schulte Roth & Zabel LLP
919 Third Avenue
New York, New York 10022

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 28, 2012
(Date of Event which Requires
Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Page 1 of 16 Pages)

--------------------------
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 29270U303	SCHEDULE 13D/A	Page 2 of 16 Pages

1	NAME OF REPORTING PERSON Double Black Diamond Offshore Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 951,652 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 951,652 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 951,652 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.4%
14	TYPE OF REPORTING PERSON* CO

CUSIP No. 29270U303	SCHEDULE 13D/A	Page 3 of 16 Pages

1	NAME OF REPORTING PERSON Black Diamond Offshore Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 188,658 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 188,658 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 188,658 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.5%
14	TYPE OF REPORTING PERSON* CO

CUSIP No. 29270U303	SCHEDULE 13D/A	Page 4 of 16 Pages

1	NAME OF REPORTING PERSON Double Black Diamond Intermediate Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,730,152 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,730,152 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,730,152 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.4%
14	TYPE OF REPORTING PERSON* CO

CUSIP No. 29270U303	SCHEDULE 13D/A	Page 5 of 16 Pages

1	NAME OF REPORTING PERSON Double Black Diamond, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 816,811 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 816,811 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 816,811 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.1%
14	TYPE OF REPORTING PERSON* PN

CUSIP No. 29270U303	SCHEDULE 13D/A	Page 6 of 16 Pages

1	NAME OF REPORTING PERSON Carlson Capital, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,687,273 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,687,273 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 3,687,273 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.4%
14	TYPE OF REPORTING PERSON* PN

CUSIP No. 29270U303	SCHEDULE 13D/A	Page 7 of 16 Pages

1	NAME OF REPORTING PERSON Asgard Investment Corp.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,687,273 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,687,273 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 3,687,273 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.4%
14	TYPE OF REPORTING PERSON* CO

CUSIP No. 29270U303	SCHEDULE 13D/A	Page 8 of 16 Pages

1	NAME OF REPORTING PERSON Asgard Investment Corp. II
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,687,273 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,687,273 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 3,687,273 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.4%
14	TYPE OF REPORTING PERSON* CO

CUSIP No. 29270U303	SCHEDULE 13D/A	Page 9 of 16 Pages

1	NAME OF REPORTING PERSON Clint D. Carlson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,687,273 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,687,273 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 3,687,273 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.4%
14	TYPE OF REPORTING PERSON* IN

CUSIP No. 29270U303	SCHEDULE 13D/A	Page 10 of 16 Pages

1	NAME OF REPORTING PERSON Steven J. Pully
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 33,300 shares of Common Stock
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 33,300 shares of Common Stock
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 33,300 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1%
14	TYPE OF REPORTING PERSON* IN

CUSIP No. 29270U303	SCHEDULE 13D/A	Page 11 of 16 Pages

This Amendment No. 7 ("Amendment No. 7") amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission (the "SEC") on December 3, 2007 (the "Original Schedule 13D"), Amendment No. 1 to the Original Schedule 13D filed with the SEC on January 25, 2008 ("Amendment No. 1"), Amendment No. 2 to the Original Schedule 13D filed with the SEC on March 4, 2008 ("Amendment No. 2"), Amendment No. 3 to the Original Schedule 13D filed with the SEC on March 17, 2008 ("Amendment No. 3"), Amendment No. 4 to the Original Schedule 13D filed with the SEC on April 3, 2008 ("Amendment No. 4"), Amendment No. 5 to the Original Schedule 13D filed with the SEC on March 9, 2009 ("Amendment No. 5") and Amendment No. 6 to the Original Schedule 13D filed with the SEC on September 25, 2009 ("Amendment No. 6" and together with the Original Schedule 13D, Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5 and this Amendment No. 7, the "Schedule 13D") with respect to the shares of common stock, par value $0.001 per share (the "Common Stock"), of Energy Partners, Ltd. (the "Issuer"). Except as set forth herein, the Schedule 13D is unmodified.

Item 2.	Identity and Background.

Item 2 is hereby amended and restated in its entirety as follows:

(a)  This statement is filed by: (i) Double Black Diamond Offshore Ltd., a Cayman Islands exempted company ("Double Offshore"), (ii) Black Diamond Offshore Ltd., a Cayman Islands exempted company ("Offshore"), (iii) Double Black Diamond Intermediate Ltd., a Cayman Islands exempted company ("Intermediate"), (iv) Double Black Diamond, L.P., a Delaware limited partnership ("DBD LP" and together with Double Offshore, Offshore and Intermediate, the "Funds"), (v) Carlson Capital, L.P., a Delaware limited partnership ("Carlson Capital"), (vi) Asgard Investment Corp. II, a Delaware corporation and the general partner of Carlson Capital ("Asgard II"), (vii) Asgard Investment Corp., a Delaware corporation and the sole shareholder of Asgard II ("Asgard"), (viii) Mr. Clint D. Carlson, President of Asgard II, Asgard and Carlson Capital (together with the Funds, Carlson Capital, Asgard II and Asgard, "Carlson") and (ix) Mr. Steven J. Pully, an employee of Carlson Capital and member of the Issuer's Board of Directors (together with Carlson, the "Reporting Persons").  The name, citizenship, present principal occupation or employment and business address of each director and executive officer of Asgard are set forth in Appendix A attached hereto.

The Reporting Persons may be deemed to be a "group" within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "Act"), which "group" may be deemed to beneficially own an aggregate of 3,720,573 shares of Common Stock, representing approximately 9.5% of the outstanding shares of Common Stock.  However, Carlson expressly disclaims beneficial ownership of the 33,300 shares of Common Stock beneficially owned by Mr. Pully, and Mr. Pully expressly disclaims beneficial ownership of the 3,687,273 shares of Common Stock reported as owned by Carlson in this Amendment No. 7, except to the extent of his pecuniary interest therein.  The filing of this statement on Schedule 13D and any future amendments hereto, and the inclusion of any information herein and therein, shall not be construed as an admission that any of the Reporting Persons, for the purpose of Section 13(d) of the Act or otherwise, is the beneficial owner of any shares of Common Stock which such person does not own.

CUSIP No. 29270U303	SCHEDULE 13D/A	Page 12 of 16 Pages

(b)  The principal business address of each Reporting Person is 2100 McKinney Avenue, Suite 1800, Dallas, TX 75201.

(c)  The principal business of the Funds is to invest in securities.  The principal business of Carlson Capital is serving as the investment manager to the Funds.  The principal business of Asgard II is serving as the general partner of Carlson Capital.  The principal business of Asgard is serving as the sole stockholder of Asgard II.  The principal business of Mr. Clint D. Carlson is serving as President of Asgard II, Asgard and Carlson Capital.  The principal business of Mr. Steven J. Pully is to act as General Counsel for Carlson  Capital.

(d) None of the Reporting Persons or persons listed on Appendix A has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons or persons listed on Appendix A has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)  Mr. Carlson and Mr. Pully are citizens of the United States.

Item 3.	Source and Amount of Funds or other Consideration.
Item 3 of the Schedule 13D is hereby amended and restated in its entirety as follows:

The Reporting Persons used approximately $44,391,564.84 (including brokerage commissions) in the aggregate to purchase the shares of Common Stock reported in this Schedule 13D.  A portion of the Common Stock held by Carlson was acquired pursuant to the conversion of Carlson's investment in the Issuer's 9.75% Senior Unsecured Notes due 2014 (the "Notes"), as further described in Item 4 of Amendment No. 6.

        The source of the funds used to acquire the Common Stock reported herein (including the Notes described above) is the working capital of the Funds and margin borrowings described in the following sentence. Such Common Stock is held by the Reporting Persons in commingled margin accounts, which may extend margin credit to the Reporting Persons from time to time, subject to applicable federal margin regulations, stock exchange rules and credit policies. In such instances, the positions held in the margin account are pledged as collateral security for the repayment of debit balances in the account. The margin accounts bear interest at a rate based upon the broker’s call rate from time to time in effect. Because other securities are held in the margin accounts, it is not possible to determine the amounts, if any, of margin used to purchase the Common Stock reported herein.

Mr. Pully's shares of Common Stock were granted to him in his role as a member of the Issuer's Board of Directors.

CUSIP No. 29270U303	SCHEDULE 13D/A	Page 13 of 16 Pages

Item 4.	Purpose of the Transaction.
Item 4 of the Schedule 13D is hereby amended by the following:

        Depending on various factors including, without limitation, the Issuer's financial position and strategic direction,  actions taken by the board of directors, price levels of the Common Stock, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, purchasing additional shares of Common Stock or selling some or all of their shares of Common Stock, engaging in short selling of or any hedging or similar transactions with respect to the shares of Common Stock /or otherwise changing their intention with respect to any and all matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.
Paragraphs (a), (b) and (c) of Item 5 of the Schedule 13D are hereby amended and restated as follows:

(a) As of the close of business on July 2, 2012, Carlson beneficially owned an aggregate of 3,687,273 shares of Common Stock, constituting approximately 9.4% of the shares of Common Stock outstanding.  As of the close of business on July 2, 2012, Mr. Pully may be deemed to beneficially own an aggregate of 33,300 shares of Common Stock, based upon his ownership of (i) 26,599 deferred shares of Common Stock and (ii) 6,701 shares of Common Stock, in each case, granted by the Issuer to Mr. Pully as compensation for his service as a director of the Issuer.

The aggregate percentage of Common Stock beneficially owned by the Reporting Persons is based upon 39,232,564 shares of Common Stock outstanding, which is the total number of shares of Common Stock issued and outstanding as of April 27, 2012 as reported in the Issuer's quarterly report on Form 10-Q for the period ended March 31, 2012, filed on May 3, 2012.

(b) Carlson Capital, Asgard and Mr. Carlson have the power to vote and direct the disposition of (i) the 188,658 shares of Common Stock reported herein as owned by Offshore, (ii) the 951,652 shares of Common Stock reported herein as owned by Double Offshore, (iii) the 816,811 shares of Common Stock reported herein as owned by DBD LP and (iv) the 1,730,152 shares of Common Stock reported herein as owned by Intermediate.  Other than as described herein, Mr. Pully has the power to vote and direct the disposition of the 33,300 shares beneficially owned by him individually.

(c) All transactions effected by the Reporting Persons in the Common Stock during the past sixty (60) days are set forth on Appendix B hereto and are incorporated herein by reference.

CUSIP No. 29270U303	SCHEDULE 13D/A	Page 14 of 16 Pages

Item 7.	Material to be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended and supplemented by the addition of the following: Exhibit 5. Amended and Restated Joint Filing Agreement, dated July 2, 2012.

CUSIP No. 29270U303	SCHEDULE 13D/A	Page 15 of 16 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  July 2, 2012

BLACK DIAMOND OFFSHORE LTD.

By:	Carlson Capital, L.P.
its investment manager

By:	Asgard Investment Corp. II,
its general partner

	By:	/s/ Clint D. Carlson
	Name:	Clint D. Carlson
	Title:	President

DOUBLE BLACK DIAMOND OFFSHORE LTD.

By:	Carlson Capital, L.P.
its investment manager

By:	Asgard Investment Corp. II,
its general partner

	By:	/s/ Clint D. Carlson
	Name:	Clint D. Carlson
	Title:	President

DOUBLE BLACK DIAMOND INTERMEDIATE LTD.

By:	Carlson Capital, L.P.
its investment manager

By:	Asgard Investment Corp. II,
its general partner

	By:	/s/ Clint D. Carlson
	Name:	Clint D. Carlson
	Title:	President

CUSIP No. 29270U303	SCHEDULE 13D/A	Page 16 of 16 Pages

DOUBLE BLACK DIAMOND L.P.

By:	Carlson Capital, L.P.
its investment manager

By:	Asgard Investment Corp. II,
its general partner

	By:	/s/ Clint D. Carlson
	Name:	Clint D. Carlson
	Title:	President

CARLSON CAPITAL, L.P.

By:	Carlson Capital, L.P.
its investment manager

By:	Asgard Investment Corp. II,
its general partner

	By:	/s/ Clint D. Carlson
	Name:	Clint D. Carlson
	Title:	President

ASGARD INVESTMENT CORP.

	By:	/s/ Clint D. Carlson
	Name:	Clint D. Carlson
	Title:	President

ASGARD INVESTMENT CORP. II

	By:	/s/ Clint D. Carlson
	Name:	Clint D. Carlson
	Title:	President

/s/ Clint D. Carlson
Clint D. Carlson

/s/ Steven J. Pully
Steven J. Pully

APPENDIX A

DIRECTORS AND EXECUTIVE OFFICERS OF ASGARD

The following sets forth the name, position and principal occupation of each director and executive officer of Asgard Investment Corp. Except as otherwise indicated, the business address of each director and officer is 2100 McKinney Avenue, Suite 1800, Dallas, TX. To the best of the Reporting Persons' knowledge, except as set forth in this Schedule 13D, none of the directors or executive officers of Asgard Investment Corp. owns any Common Stock.

Name	Position	Principal Occupation	Citizenship
Clint Carlson	Director/President	Investment Manager	United States
Nancy Carlson	Secretary/Treasurer	Executive	United States

APPENDIX B

TRANSACTIONS IN THE ISSUER'S SHARES OF COMMON STOCK BY THE
REPORTING PERSONS IN THE PAST SIXTY (60) DAYS

The following tables set forth all transactions in the shares of Common Stock of the Issuer effected in the past sixty (60) days by each of the Reporting Persons, as applicable. Unless otherwise noted, all such transactions were effected in open market transactions.

Double Black Diamond Offshore Ltd.

Trade Date	Amount Purchased (Sold)	Price per Share ($)
06/26/2012	(25,809)	16.114
06/27/2012	(64,295)	16.356
06/28/2012	(52,092)	16.232

Black Diamond Offshore Ltd.

Trade Date	Amount Purchased (Sold)	Price per Share ($)
06/26/2012	(5,117)	16.114
06/27/2012	(12,746)	16.356
06/28/2012	(10,327)	16.232

Double Black Diamond Intermediate Ltd.

Trade Date	Amount Purchased (Sold)	Price per Share ($)
06/26/2012	(46,922)	16.114
06/27/2012	(116,891)	16.356
06/28/2012	(94,705)	16.232

Double Black Diamond, L.P.

Trade Date	Amount Purchased (Sold)	Price per Share ($)
06/26/2012	(22,152)	16.114
06/27/2012	(55,184)	16.356
06/28/2012	(44,711)	16.232